Exhibit 99.B

                    KIEWIT DIVERSIFIED GROUP

                Index to Financial Statements and
              Management's Discussion and Analysis
        of Financial Condition and Results of Operations




Financial Statements:

 Condensed Statements of Earnings for
  the three months ended June 30, 1996 and
  1995 and the six  months ended June 30, 1996 and 1995
 Condensed Balance Sheets as of  June 30, 1996
  and  December  30,  1995
 Condensed Statements of Cash Flows for the
  six months ended June 30, 1996 and 1995
 Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations


                    KIEWIT DIVERSIFIED GROUP

                Condensed Statements of Earnings
                           (unaudited)

                                          Three Months Ended   Six Months Ended
                                               June 30,            June 30,
(dollars in millions,
  except per share data)                  1996        1995     1996      1995

Revenue                                 $  162       $ 139    $ 317     $ 278
Cost of Revenue                            (98)        (79)    (197)     (162)
                                        ------       -----    -----     -----
                                            64          60      120       116

General and Administrative Expenses        (45)        (31)     (81)      (60)
                                        ------       -----     ----     -----
Operating Earnings                          19          29       39        56

Other Income (Expense):
 Investment Income, net                     16          11       32        24
 Interest Expense, net                      (6)         (6)     (13)      (12)
 Other, net                                  2         136        1       143
                                         -----        ----     ----      ----
                                            12         141       20       155

Equity Loss in MFS                           -         (43)       -       (85)
                                         -----        ----     ----      ----
Earnings Before Income Taxes and
 Minority Interest                          31         127       59       126

Provision for Income Taxes                 (13)        (60)     (23)      (81)

Minority Interest in Net Income
 of Subsidiaries                            (1)         (6)      (1)       (8)
                                        ------        ----     ----      ----
Net Earnings                            $   17       $  61    $  35     $  37
                                        ======       =====    =====     =====

Earnings Per Common & Common
 Equivalent Share                       $  .77       $2.87    $1.54     $1.75
                                        ======       =====    =====     =====

See accompanying notes to condensed financial statements.

                    KIEWIT DIVERSIFIED GROUP

                    Condensed Balance Sheets

                                            June 30,      December 30,
                                              1996           1995
(dollars in millions)                      (unaudited)

Assets
Current Assets:
 Cash and cash equivalents                   $  327        $  363
 Marketable securities                          448           484
 Receivables, less allowance of $2 and $2        90            81
 Deferred income taxes                           10             5
 Other                                           37            36
                                              -----         -----
Total Current Assets                            912           969

Property, Plant and Equipment,
 less accumulated depreciation and
 amortization of $322 and $289                  638           621
Investments                                     520           459
Intangible Assets, net                          348           347
Other Assets                                     79            94
                                            -------       -------
                                            $ 2,497       $ 2,490
                                            =======       =======

Liabilities and Stockholders' Equity
Current Liabilities:
 Accounts payable                           $    56      $     61
 Current portion of long-term debt:
  Telecommunications                             30            36
  Other                                           2             4
 Accrued costs and billings in excess
  of revenue on uncompleted contracts            12            10
 Accrued reclamation and other mining costs      21            18
 Other                                           73            88
                                            -------      --------
Total Current Liabilities                       194           217

Long-Term Debt, less current portion:
 Telecommunications                             260           264
 Other                                          105            97
Deferred Income Taxes                           235           235
Retirement Benefits                              52            54
Accrued Reclamation Costs                        96            99
Other Liabilities                               152           170
Minority Interest                               221           214

Stockholders' Equity (Redeemable common stock
 $1,148 million aggregate redemption value):
  Common equity                               1,168         1,125
  Foreign currency adjustment                    (1)           (1)
  Net unrealized holding gain                    15            16
                                              -----         -----
Total Stockholders' Equity                    1,182         1,140
                                              -----         -----
                                            $ 2,497       $ 2,490
                                            =======       =======

See accompanying notes to condensed financial statements.

                    KIEWIT DIVERSIFIED GROUP

               Condensed Statements of Cash Flows
                           (unaudited)

                                                        Six Months Ended
                                                           June 30,
(dollars in millions)                                   1996       1995

Cash flows from operations:
 Net cash provided by continuing operations            $  77      $  161

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities and investments                  129         114
 Purchases of marketable securities                      (99)       (114)
 Capital expenditures                                    (44)        (56)
 Acquisitions and investment in affiliates               (96)       (168)
 Proceeds from sale of assets and other                    6          (1)
                                                       -----       -----
  Net cash used in investing activities                 (104)       (225)

Cash flows from financing activities:
 Proceeds from long-term debt borrowings                  11          31
 Payments on long-term debt, including
  current portion                                        (15)         (9)
 Issuance of common stock                                  -           2
 Repurchases of common stock                             (11)         (2)
 Exchange of Class B&C Stock for Class D Stock, net       19          54
 Payments of dividends                                   (13)          -
                                                       -----       -----
  Net cash provided by (used in) financing activities     (9)         76

Cash flows from proceeds due to sales of
 discontinued packaging operations                         -          29

Cash and cash equivalents of MFS at beginning of period    -         (22)

Effect of exchange rates on cash                           -           1
                                                       -----       -----

Net change in cash and cash equivalents                  (36)         20

Cash and cash equivalents at beginning of period         363         330
                                                       -----       -----
Cash and cash equivalents at end of period            $  327       $ 350
                                                      ======       =====


See accompanying notes to condensed financial statements.

                    KIEWIT DIVERSIFIED GROUP

             Notes to Condensed Financial Statements


1.   Basis of Presentation:

     The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 30, 1995 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 30, 1995.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.


2.   Earnings Per Share:

     Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period. Fully diluted earnings per share have not been presented because they are not materially different from primary earnings per share. The number of shares used in computing earnings per share was 23,205,830 and 21,257,541 for the three months ended June 30, 1996 and 1995 and 23,221,026 and 21,261,632 for the six
     months ended June 30, 1996 and 1995.

     Pursuant to the Restated Certificate of Incorporation of PKS, the stock price calculation is computed annually using the number of shares outstanding at the end of the fiscal year.

3.   Summarized Financial Information:

     The  Group's  50%  portion  of  PKS'  corporate  assets  and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and specifically attributable items are as follows:

     (dollars in millions)
                                                  June 30,   December 30,
                                                    1996         1995

     Cash  and  cash  equivalents                 $   -       $    -
     Marketable securities                            5           10
     Property,  plant  and  equipment,  net           5            5
     Other   assets                                   5            3
                                                  -----        -----
          Total  Assets                           $  15       $   18
                                                  =====       ======

     Accounts payable                             $  12       $   23
     Long-term debt, including current portion        2            3
     Other liabilities                                2            -
                                                  -----       ------
        Total Liabilities                         $  16       $   26
                                                  =====       ======

                                   Three Months Ended       Six Months Ended
                                       June 30,                  June 30,
                                   1996          1995        1996       1995

     Other income (expense), net   $  -          $  -       $  (1)      $  1


     Corporate general and administrative costs have been allocated to the Group. These allocations were $2 million and $1 million for the three months ended June 30, 1996 and 1995 and $3 million and $2 million for the six months ended June 30, 1996 and 1995.

     Mine management fees paid to the Construction & Mining Group were $8 million and $7 million for the three months ended
     June 30, 1996 and 1995 and $15 million for the six months ended June 30, 1996 and 1995.


4.   Acquisitions:

     On  March  6, 1996, RCN Corporation ("RCN") a subsidiary  of
     KDG,  closed an asset purchase agreement, along  with  other ancillary agreements, with Liberty Cable Company, Inc. ("Liberty") to purchase an indirect 80% interest in certain
     private cable systems in New York City and  New   Jersey.
     The  cable  systems  provide   subscription television services
     using microwave frequencies.   RCN  paid sellers $27 million on
     the closing date and has a contingent payment obligation of $15 million that it expects to pay in full. Payment of the obligation is contingent upon Liberty attaining specific levels of subscribers. The transaction was accounted for as a purchase and Liberty's
     operating   results   have  been  consolidated   since   the
     acquisition date. Intangible assets recognized to date are approximately $18 million, which are being amortized over periods of 5 to 15 years. Payments of the contingent obligation will also be included in intangible assets.
     Liberty's 1995 and 1996 operating results prior to the acquisition were not significant relative to the Group's results.

     On April 1, 1996, RCN purchased Residential Communications Network from C-TEC at its book value of $17.5 million. Residential Communications Network is a start-up joint effort with RCN which plans to provide telecommunications services to the residential market. The transaction was accounted for as a purchase.

     On August 8, 1996 C-TEC announced a plan to rescind the sale of Residential Communications Network to RCN and acquire the assets of Liberty Cable from RCN and merge those operations with C-TEC. This action coincides with C-TEC's decision to close discussions concerning the sale of its cable television unit. C-TEC has also agreed in principle to exercise its option to unwind the agreement to sell to RCN its other non-core assets: the long distance group ("CLD") and C-TEC International which holds the 40% interest in Megacable S.A. de C.V. and a $13 million note payable by Mazon Corporativo, S.A. de C.V., collateralized by additional stock of Megacable ("C-TEC International"). The agreement provides for the assets to be purchased under the same terms and conditions under which they were sold.

5.   Investments:

     In February 1996, the Group exercised 1.5 million CE options at a price of $9 per share. The transaction increased the Group's ownership interest in CE to 24%. In addition, the Group has 4.3 million options to purchase additional CE stock at prices of $11.625 to $12 per share. Of these, 3.3 million options at $12 per share may be exercised if CE's common stock trades at or above $24 per share for 180 consecutive days.

6.   Other Matters:

     In June 1996, PKS' stockholders approved the 1995 Class D Stock plan. Under the plan, PKS may not grant benefits with respect to more than 1 million shares of Class D Common Stock ("Shares") during the 10 year term of the plan. PKS may not grant benefits with respect to more than 500,000 Shares in any two year period and may not grant benefits to any one participant with respect to more than 200,000 Shares. Stock options must have an exercise price that is not less than the fair market value of the Shares on the grant date and become exercisable at a rate of 20% per year over a five year period. On June 30, 1996, 268,000 options, at an exercisable price of $40.40 have been granted and remain outstanding. The Group has included the disclosure required in Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" which establishes a fair value of accounting for stock options and other equity instruments.
     The compensation cost for PKS' 1995 Class D Stock plan using the Black-Scholes model and assuming no dividends, 0% volatility, risk-free interest rate of 6.84% and a 10 year life of the option, would not have a material effect on the Group's financial statements.

     In  1994,  several former shareholders of a  MFS  subsidiary filed  a  lawsuit  against MFS, KDG and the chief executive officer of MFS, in the United States District Court for  the
     Northern  District  of Illinois, Case No.  94C-1381. Plaintiffs
     allege that MFS fraudulently concealed material information about its plans from them, causing them to  sell their shares of the subsidiary
     to MFS at an inadequate price.   The  MFS lawsuit was settled in July
     1996. KDG had previously agreed to indemnify MFS against any liabilities arising from the lawsuit. The settlement, net of reserves established, will not materially affect the Group's financial position or results of operations.

     The Group is involved in other various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position, future results of operations or future cash flows.

Results of Operations - Second Quarter 1996 vs. Second Quarter 1995

Revenue from each of the Group's business segments for the three months ended June 30, comprised the following (in millions):

                                                    1996          1995

                    Mining                          $  58         $  50
                    Telecommunications                 93            79
                    Other                              11            10
                                                    -----          ----
                                                    $ 162          $139
                                                    =====          ====

Mining.    Mining revenue for the second quarter of 1996  was  $8
million  greater  than  the  second  quarter  of  1995.    Higher
alternate coal sales and greater coal shipments were responsible for the increase. The greater coal shipments were a combination of additional spot and contract coal sales compared to the second quarter of 1995.

Operating margins increased 1% over the same period in 1995. Contributing to the increase in margins were increases in high margin alternate source coal and contract coal sales which were partially offset by increases in lower margin spot coal sales.

Telecommunications.     Revenue  for  C-TEC's   telephone   group
increased $3 million or 8% for the second quarter 1996 compared to the same period in 1995. The increase is primarily due to higher local network revenue, intrastate access revenue,
business  sales and internet access service revenue.   Cable
revenue increased $10 million or 32% in 1996. The acquisition of Twin County Trans Video, Inc. ("Twin County") in May 1995 and the consolidation of Mercom, Inc. ("Mercom") in August 1995 and the effects of a rate increase in February 1996, were primarily responsible for the improved revenue figures.

The cost of revenue, excluding depreciation and amortization, for the telephone group increased 21% in 1996. Higher compensation expense, material costs associated with the business sales and internet services, and consulting expenses for a variety of regulatory and operational matters contributed to the increase. The cable group's costs increased primarily due to the expenses associated with the additional Twin County and Mercom subscribers and higher programming fees. Additional depreciation and amortization expense resulting from the Twin County and Mercom acquisitions also contributed to a decline in earnings.

General and Administrative Expenses. General and administrative expenses increased 45% in 1996. The acquisition of Twin County, the consolidation of Mercom, the costs associated with the C-TEC restructuring and higher compensation expenses all contributed to the increase in expenses.

Investment Income, net. A 45% increase in investment income is primarily attributable to improved results on the sale of marketable securities. The Company realized gains of $2 million on the sale of equity securities in 1996 as compared to a $3 million loss on the disposition of certain securities in 1995.

Other,  net.   The  decline of other income in 1996  is  directly
attributable to the 1995 settlement of the Whitney litigation for $135 million.

Equity Loss in MFS. MFS is a leading provider of communications services to business. PKS spun-off its investment in MFS to Class D stockholders on September 30, 1995. Prior to the spin-off, the Group included its proportionate share of MFS' losses in the statement of earnings. The significant initial development and roll out expenses associated with the expansion activities announced in 1993 and 1995 adversely affected MFS' results.

Provision for Income Taxes. The effective income tax rate in 1996 differs from the expected statutory rate of 35% primarily due to state income taxes. In 1995 the net operating loss limitations of MFS and the settlement of prior period issues, resulted in the higher effective rate.

Results of Operations - Six Months 1996 vs. Six Months 1995

Revenue from each of the Group's business segments for the six months ended June 30 comprised the following (in millions):

                                                 1996           1995

                       Mining                   $  111         $  111
                       Telecommunications          183            152
                       Other                        23             15
                                                ------         ------
                                                $  317         $  278
                                                ======         ======

Mining.   Mining revenue was flat in the first half of 1996
compared to the first half of 1995. Lower spot market sales, primarily due to competition within the coal industry and greater hydro-electric power generation in the western United States was offset by an increase in alternate source coal sales.

Operating  margins increased 2% in the first half  of  1996
compared to the first half of 1995. The increase is directly attributable to the additional higher margin alternate source coal sales in 1996.

Telecommunications.   For the six months  ended  June  30,  1996,
revenue of C-TEC's telephone group increased $5 million or 8% compared to the same period in 1995. This increase is primarily due to increases in local network service, network access revenues, business sales and internet access service revenue.
Cable  revenue  increased  $24  million  or  44%  in  1996.   The
acquisition of Twin County and the consolidation of Mercom and the effects of rate increases in April 1995 and February 1996, were primarily responsible for the increase in revenue.

The cost of revenue, excluding depreciation and amortization, for
the  telephone  group  increased 6% in  1996.   The  increase  is
primarily  due  to  higher payroll expense and higher  consulting
fees for regulatory and operational matters.   The cable group's costs
increased primarily due to higher program  fees,  channel  additions and subscriber growth associated  with  the Twin County and Mercom
acquisitions.   Also contributing   to  the  decline  in  earnings  was
additional depreciation and amortization expense resulting from the Twin County and Mercom transactions.

General and Administrative Expenses. General and administrative expenses increased 35% in 1996. The acquisition of Twin County, the consolidation of Mercom, the costs associated with the C-TEC restructuring and higher compensation expenses all contributed to the increase in expenses.

Investment Income, net. A 33% increase in investment income is attributable to improved results on the sale of marketable securities and higher equity earnings. The Company realized gains of $2 million on the sale of equity securities in 1996 as compared to a $4 million loss on the disposition of certain securities in 1995. Improvements in the net earnings of equity method investees, primarily CE and Megacable S.A. de C.V. contributed to the improved results.

Other,  net.   The  decline of other income in 1996  is  directly
attributable to the 1995 settlement of the Whitney litigation for $135 million.

Provision for Income Taxes. The effective income tax rate in 1996 differs from the expected statutory rate of 35% primarily due to state income taxes. In 1995 the net operating loss limitations of MFS and the settlement of prior period issues, resulted in the higher effective rate.

Financial Condition - June 30, 1996 vs. December 30, 1995

Due to the significant investing activities described below, the Group's working capital decreased $34 million or 5% in the first six months of 1996.

Investing  activities  include $96 million  of  investments and $44 million of capital expenditures, including $8 million for the construction of a privatley owned toll road. The investments primarily include C-TEC's $13 million outlay for a note from Kiewit Construction and Mining Group, which is receivable from Mazon Corporativo, S.A. de C.V., KDG's $27 million indirect investment in Liberty, the exercise of
CE  options  to  purchase CE stock for $14  million,  $4  million
investment  in  a  Philippine  power  project  and  $30   million
investment  in  three  Indonesian power projects.   These  capital
outlays were partially offset by net proceeds from the sale of marketable securities of $30 million and $4 million of proceeds from the sale of property, plant and equipment and other assets.

Financing sources include $19 million for the exchange of Class B&C Stock for Class D Stock and $11 million for the construction financing of a privately owned toll road. Financing uses consist of $13 million for the payment of dividends, $11 million for stock repurchases and $1 million of payments on stockholder notes and C-TEC's $12 million outlay for the payment of long-term debt.

The Group anticipates making significant investments in its infrastructure, telecommunications and energy businesses - including its joint venture agreement with CE covering international power project development activities - and searching for opportunities to acquire businesses which provide for long-term growth. The Group may also exercise 3.3 million CE options at $12 per share if CE's common stock continues to trade at or above $24 per share for 180 consecutive days. Other long-term liquidity uses include payment of income taxes and repurchasing the Group's stock. The Group's current financial condition and borrowing capacity should be sufficient for immediate operating and investing activities.

On November 8, 1995, C-TEC announced that it would evaluate strategic options for its various business units with a view
toward  enhancing  shareholder  value.   Specifically,  C-TEC
evaluated the advisability and feasibility of separating or restructuring its local telephone business, its cable television business, and its various other communications businesses. C-TEC engaged the investment banking firm Merrill Lynch & Co. to assist with the process.

In March 1996, under the terms of an agreement, RCN agreed to pay C-TEC approximately $123 million for certain of C-TEC's assets, including CLD, C-TEC International and Residential Communications Network. RCN purchased Residential Communications Network for cash in a transaction that closed on April 1, 1996.

On August 8, C-TEC announced a plan to rescind the sale of Residential Communications Network to RCN and acquire the assets of Liberty Cable
from  RCN  and  merge those operations with C-TEC.   This  action
coincides with C-TEC's decision to close discussions concerning the sale of its cable television unit. C-TEC has also agreed in principle to exercise its option to unwind the agreement to sell to RCN its other non-core assets, CLD and C-TEC International. The agreement provides for the assets to be purchased under the same terms and conditions under which they were sold. C-TEC will continue to explore ways to increase its profitability and value which could include a restructuring transaction.